Offer by

Each of

Neuberger Berman California Intermediate Municipal Fund Inc.
Neuberger Berman Income Opportunity Fund Inc.
and
Neuberger Berman Real Estate Securities Income Fund Inc.
(each, a “Fund”)

Pursuant to the Offer to Purchase
Dated September 18, 2009

_______________

September 18, 2009

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

     We have been appointed to act as Depositary in connection with the offer by (1) Neuberger Berman California Intermediate Municipal Fund Inc., a Maryland corporation, to purchase for cash up to 10% of its outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), (2) Neuberger Berman Income Opportunity Fund Inc., a Maryland corporation, to purchase for cash up to 10% of its outstanding shares of Common Stock, and (3) Neuberger Berman Real Estate Securities Income Fund Inc., a Maryland corporation, to purchase for cash up to 5% of its outstanding shares of Common Stock (which, with respect to a Fund, constitutes the “Offer” and, collectively, the “Offers”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 18, 2009 and a Fund’s related Letter of Transmittal. The price to be paid for a Fund’s Common Stock is an amount per share, net to the seller in cash, equal to 98% of the net asset value per share as determined by that Fund at the close of regular trading on the NYSE Amex on October 16, 2009, or such later date to which the Fund’s Offer is extended.

     We are asking you to contact your clients for whom you hold a Fund’s Common Stock registered in your name (or in the name of your nominee) or who hold a Fund’s Common Stock registered in their own names. Please bring the Offer(s) to their attention as promptly as possible.

     For your information and for forwarding to your clients, we are enclosing the following documents:

     1. The Offer to Purchase dated September 18, 2009;

     2. Letter(s) of Transmittal for your use and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding;

     3. Notice of Guaranteed Delivery to be used to accept an Offer if a Fund’s Common Stock and all other required documents cannot be delivered to the Depositary by the Expiration Date (as defined in the Offer to Purchase);

     4. A form of letter which may be sent to your clients for whose accounts you hold a Fund’s Common Stock registered in your name (or in the name of your nominee), with space provided for obtaining such clients’ instructions with regard to the Offer(s); and

     5. A return envelope addressed to the Depositary.

     EACH FUND’S OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, OCTOBER 16, 2009, UNLESS THE OFFER IS EXTENDED.

     The Offers are not being made to, nor will any Fund accept tenders from, holders of Common Stock in any jurisdiction in which the Offers or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

     The Funds will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Common Stock pursuant to the Offers. Each Fund will, however, upon request, reimburse you for reasonable and necessary costs and expenses incurred by you in forwarding any of the enclosed materials to your clients. The Funds will pay all stock transfer taxes applicable to its purchase of Common Stock pursuant to the Offers, except as otherwise provided in the Offer to Purchase. However, backup withholding at a 28% rate may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 4, “Procedures for Tendering Common Stock,” of the Offer to Purchase.

     In order to accept an Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Common Stock, and any other required documents, should be sent to the Depositary by 5:00 p.m., New York City time, on Friday, October 16, 2009.

     As described in the Offers, if more than 5% or 10%, as applicable, of a Fund’s outstanding shares of Common Stock is duly tendered prior to the Expiration Date, that Fund will repurchase 5% or 10%, as applicable, of the Fund’s outstanding shares of Common Stock on a pro rata basis (after taking into account “odd lots” and with appropriate adjustment to avoid purchase of fractional shares of Common Stock) upon the terms and subject to the conditions of the Offers. Your clients should carefully consider the economics involved when tendering Common Stock in the event that more than 5% or 10%, as applicable, of a Fund’s outstanding shares of Common Stock is tendered and not withdrawn, and that Fund purchases the tendered Common Stock on a pro rata basis (after taking into account “odd lots” and with appropriate adjustment to avoid purchase of fractional shares of Common Stock).

     No Fund nor any Board of Directors makes any recommendation to any holder of Common Stock as to whether to tender all or any shares of Common Stock.

     Any inquiries you may have with respect to the Offers should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Mellon Investor Services LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF ANY FUND, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS.

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